Exemption No. 82-34635

# Interim Report of Foreign Private Issuer

SUPPL

## Retail Holdings N.V.



Incorporated in the Netherlands Antilles

Schottegatweg Oost 44, Willemstad
Curacao, Netherlands Antilles

Dated February 6, 2009



Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-34635

## Exhibit Index to Report

Exhibit No.

| | |
|---|---|
| 1 | Press Release: Retail Holdings N.V. Confirms Non-Taxable Status of 2008 Distribution |

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

FOR IMMEDIATE RELEASE
February 5, 2009

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

# RETAIL HOLDINGS N.V. CONFIRMS NON-TAXABLE STATUS OF 2008 DISTRIBUTION

February 5, 2009, Curaçao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") confirmed today that the Company's special dividend of $0.75 per Share to Shareholders of record on August 27, 2008, was a nondividend distribution representing a return of capital. Some Shareholders who held their shares in street names may have initially received incorrect Form 1099-DIV Dividends and Distributions Statements from their brokers or custodians indicating that the distribution was an ordinary dividend (the amount of the distribution being shown in Box 1A of Form 1099-DIV). These Shareholders should shortly receive corrected statements showing the distribution was a non-dividend distribution (the amount of the distribution being shown in Box 3 of the Form 1099-DIV). Shareholders who held their Shares in book entry form with Mellon Investor Services received correct statements. A non-dividend distribution representing a return of capital is non-taxable for US Federal income tax purposes; the Shareholders' cost or basis is reduced by the amount of the distribution in figuring gain or loss on ultimate sale.

## About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer® worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia. Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2007, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2007 Annual Report dated April 2008, and the prior Disclosure Statements and Reports dated May 2007, April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

For further information, please contact Amy Pappas at (914) 241-3404.

END